NOTICE of NAME CHANGE

ARRIS RESOURCES INC.

Pursuant to Section 4.9 of National Instrument 51-102

To:

BC Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Canadian National Stock Exchange

Introduction

 Arris Resources Inc. has changed its name (the “Name Change”) to RTN Stealth Software Inc. (“RTN Stealth” or the “Company”) and is filing this notice of a change in name (the “Notice”) pursuant to Section 4.9 of National Instrument 51-102 – Continuous Disclosure Obligations.

Parties to the Transaction

The parties to the transaction that resulted in the Name Change are Arris Resources Inc. (now RTN Stealth Software Inc.), a reporting issuer whose common shares are listed on the Canadian National Stock Exchange, and Market Guidance Systems Inc., a private corporation.

Effective Date

The name change was filed with the Registrar of Companies and became effective on December 21, 2009.

The Arrangement

 RTN Stealth executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby RTN Stealth acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the “RTN Software License”).  RTN Stealth will also benefit from a non-competition agreement with MGS in the retail active investor/trader market.

As consideration for the above, RTN Stealth issued 5 million special convertible preferred shares (the “Preferred Shares”) to the shareholders of MGS which will be convertible into 50 million common shares of RTN Stealth only when cumulative net revenues derived from the RTN Software License reach a total of CAD$ 20 million.  A transaction advisory fee of 250,000 Preferred Shares was paid to Tidalwave Capital.

Continuing Entities

The continuing entity is RTN Stealth Software Inc., a reporting issuer in British Columbia, Alberta and Ontario.

Financial Reporting Periods

RTN Stealth Software Inc.

(formerly Arris Resources Inc.)

Year End:  December 31

The Company’s first year end subsequent to the transaction will be December 31, 2009.

The first year’s filings that will occur subsequent to the transaction are as follows:

Period		Comparative Period
Annual	December 31, 2009	December 31, 2008
First Quarter	March 31, 2010	March 31, 2009
Second Quarter	June 30, 2010	June 30, 2009
Third Quarter	September 30, 2010	September 30, 2009

Applicable Filings under National Instrument 51-102 – Continuous Disclosure Obligations

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News releases pertaining to this transaction were posted on SEDAR on December 30, 2009 and January 19, 2010.

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The Certificate of Change of Name and Notice of Articles were posted to SEDAR on December 30, 2009.

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A material change report, Form 51-102F3, dated March 19, 2010, will be filed on SEDAR concurrently with this Notice.